Exhibit 99.2

Moxian Announces Details of Special Meeting of Shareholders

Hong Kong, December 16, 2021 (GLOBE NEWSWIRE) – Moxian (BVI) Inc. (“Moxian” or the “Company”) (NASDAQ: MOXC), an Internet media marketing services provider, today announces that pursuant to its decision to enter into the bitcoin mining business and other related activities, it will hold a Special Meeting of Shareholders on Tuesday, December 28, 2021 at 11:00 am, local time, at Room 911, Tower 2, Silvercord, 30 Canton Road, Kowloon, Hong Kong Special Administrative Region, China. At the meeting, Shareholders who are registered as of December 9, 2021 will be eligible to attend and vote on the following three proposals:

(1) To approve the Share Purchase Agreement (the “Share Purchase Agreement”), dated December 6, 2021, by and among Moxian (BVI) Inc and certain non-U.S. accredited investors in connection with placement of 20,000,000 ordinary shares of the Company, at a price of $2.50 per share for aggregate gross proceeds of $50,000,000,

(2) To approve the Asset Purchase Agreement (the “Asset Purchase Agreement”), dated December 6, 2021, by and between Woodland Corporation Limited, a Hong Kong company and a wholly owned subsidiary of the Company, and Starta Technology Services Limited, a Hong Kong company, for the purpose of purchasing certain bitcoin mining assets for a total consideration of $29.8 million; and

(3) To approve to adjourn the Special Meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or both of the Private Placement Proposal and Asset Purchase Proposal.

About Moxian (BVI) Inc

Moxian (BVI) Inc, a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Moxian (BVI) Inc is based in Hong Kong SAR, China, and currently operates in Beijing, China, as a provider of media marketing services.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Oral forward-looking statements. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of China’s credit industry, especially the expected growth of China’s online lending platform; market-oriented and credit products and The demand and acceptance of services; and the ability of credit to attract and retain borrowers and lenders in the market; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Tan Wanhong

Chief Financial Officer

+852 2961 4888

Tan.wanhong@moxiangroup.com